

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2019

Brian Wendling
Senior Vice President and Principal Accounting Officer
Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

   Re: Qurate Retail, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2018
     Filed February 28, 2019
     File No. 001-33982

Dear Mr. Wendling:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Consumer Products

cc: Mark Carleton